Unit B9, 431 Roberts Rd, Subiaco WA 6008 Tel: + 618 (08) 6313 3975 Fax: + 618 (08) 6270 6339 Email: invest@missionnewenergy.com Website: www.missionnewenergy.com

29 November 2013

ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1 – Adoption of remuneration report	3,980,478	86,042	6,270	2,831
Resolution 2 – Re-Election of Director – Dario Amara	4,220,706	80,014	7,170	2,831
Resolution 3 - Re-Election of Director – Peter Torre	4,220,767	79,893	7,230	2,831

Guy Burnett

Company Secretary